Exhibit 99.9

LAKE SHORE GOLD CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS

Fourth quarter and year ended December 31, 2010 and 2009

GENERAL

The information in this Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in the understanding and assessment of the trends and significant changes in the results of operations and financial conditions of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto, for the years ended December 31, 2010 and 2009 (the “financial statements”), which are prepared in accordance with Canadian generally accepted accounting principles. This MD&A has taken into account information available up to and including March 9, 2011. All dollar amounts in this MD&A are expressed in Canadian dollars unless otherwise stated.

Lake Shore Gold is a growing mining company with a current workforce of 600 employees and contractors. The Company’s vision is to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company declared commercial production at its wholly owned Timmins Mine effective January 1, 2011, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine in Timmins. The Company’s mill, also located in Timmins, has been refurbished and is currently operating at a capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration primarily in the Timmins Gold Camp and in its other properties in Northern Ontario and Quebec, and owns a large prospective land position in Mexico. The Company is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Quebec, and trades on the Toronto Stock Exchange (“TSX”) under the symbol LSG.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section of this MD&A with respect to planned or expected development, production and exploration are all forward-looking statements. As well, statements about the adequacy of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

HIGHLIGHTS

•                  Timmins Mine — Commercial production declared effective January 1, 2011; target mining rate of 1,500 tonnes per day achieved in late October with average mine rate of 1,600 tonnes per day during fourth quarter of 2010.

•                  Mill production — 43,500 ounces of gold produced in 2010, with 29,900 ounces during fourth quarter and 24,500 ounces of gold recovered during last two months of year. Mill expansion to 2,000 tonnes per day capacity completed in the fourth quarter on budget.

•                  Thunder Creek — Mineralization intersected on both 300 and 730 levels, extensive underground drilling and development confirms high-grade mineralization in Rusk Zone and presence of broad mineralized envelope in Porphyry Zone extending at least 175 metres long by 100 metres wide with high-grade sections.

•                  Bell Creek Mine Large initial National Instrument (“NI”) 43-101 resource released with attractive grades and good widths that improve at depth (including 1,192,900 ounces of inferred resources and 251,200 ounces of measured and indicated resources). Mineralization at Bell Creek extended to at least 1,400 metre depth with high-grade core identified below 850 metre level. The Company purchased the 5% base NSR on Bell Creek from Enermark for 2.985 million shares.

•                  Exploration — Continued successful exploration results from Timmins Mine, Thunder Creek, Gold River Trend and Bell Creek Complex reported in 2010 with 181,540 metres of drilling completed. Resources expected to grow significantly again in 2011, with potential for new discoveries at 144, Gold River Trend, Thunder Creek and other properties.

•                  Capital Expenditures — Development expenditures in 2010 totaled $103.0 million compared to target of $115.0 million, with an additional $26.6 million of exploration expenditures

•                  Financial Strength — $92.2 million of cash, plus gold bullion inventory with a value of approximately $16.0 million, at end of 2010.

Lake Shore Gold Shares Widely Held

On November 3, 2010, Hochschild Mining plc (“Hochschild”) completed the sale of 109,000,000 common shares of Lake Shore Gold on a bought deal basis, at a price of C$3.60 per share, decreasing Hochschild’s interest to 5.7%. Concurrent with the completion of the offering, the Strategic Alliance Agreement entered into between the Company and Hochschild in February 2008 and revised in April 2008 was terminated, and Lake Shore Gold accepted the resignations of Ignacio Bustamante, Roberto Dañino and Gianflavio Carozzi from the Company’s Board of Directors, effective November 3, 2010.

On December 3, 2010, Hochschild announced that it had entered into an agreement, subject to a shareholder vote, to sell its remaining 5.7% interest, representing 21,540,992 shares, at a price of $3.70 per share. This transaction was completed on February 8, 2011.

Debt Facility With UniCredit Bank AG

On July 28, 2010, the Company announced that it had signed a term sheet with UniCredit Bank AG (“UniCredit”) for a three-year, corporate revolving credit facility of up to US$50 million (“Facility”). At the time of signing, the Facility was subject to a legal and technical due diligence review, final credit approval and documentation and the payment of fees, costs and expenses. On February 28, 2011, the Company announced that it had finalized the Facility for the full amount of US$50 million. The Facility is intended to provide the Company with financial flexibility with any amounts drawn to be used for capital expenditures related to the Company’s projects, principally its Timmins Mine, Thunder Creek, the Bell Creek Complex and Bell Creek Mill, and for general corporate purposes. The cost of the Facility, including structuring fees, is expected to average between 5.0% to 6.0% on drawn amounts over the term of the Facility based on current interest rates. There is no hedging requirement related to the Facility.

OUTLOOK

The Company commenced 2011 with a major achievement, reaching commercial production at Timmins Mine effective January 1, 2011. Based on the momentum created during 2010, Lake Shore Gold is on track to achieve rapid growth in 2011. The Company is targeting mill production of approximately 125,000 ounces, nearly triple the 43,500 ounces recovered in 2010.

Material for processing will come from commercial production at Timmins Mine as well as from ongoing advanced exploration work at Thunder Creek and Bell Creek. Priority will be given to processing material from Timmins Mine, where cash operating costs are estimated at US$575 per ounce during the Mine’s first year of commercial production. As Timmins Mine reaches full production and Thunder Creek and Bell Creek achieve commercial production, cash operating costs are expected to improve to around US$400 per ounce over the next three years.

Exploration will remain an important focus of the Company in 2011, with an increased budget of $31.0 million. Surface drilling during the year will be focused at Bell Creek, Thunder Creek, 144 and the Gold River Trend, with continued significant underground drilling at Thunder Creek, Timmins Mine and Bell Creek. During 2011, the Company expects to announce an initial NI 43- 101 resource at Thunder Creek, with updated and expanded NI 43-101 resources for Gold River Trend, Timmins Mine and Bell Creek anticipated by early 2012. The Company also plans significant drilling to explore for extensions to mineralization along strike and to depth at a number of properties and for new discoveries, with 144 and Gold River Trend representing two high-priority targets for the year.

Capital expenditures for 2011are projected at $75.0 million, excluding exploration expenditures, capitalized operating costs and gold sales from development assets, with costs largely related to development work at Thunder Creek and Timmins Mine. Not included in the Company’s current business plan and projected costs are expenditures related to increasing milling capacity. The Company is currently studying options for a staged expansion of the Bell Creek Mill, located on the east side of Timmins, from the current capacity of 2,000 tonnes per day to 3,500 tonnes per day in 2012 and then to 5,500 tonnes per day in 2013. The Company is also planning to construct a new mill on the site of the Timmins West Complex with the permitting process underway and the ultimate size of the mill to be determined based upon the optimal mining of tonnes and grade from Thunder Creek and continued exploration success in the area. A decision on expanding the Bell Creek Mill is expected before the end of the second quarter.

Based on the opening cash balance for 2011 of $92.2 million (plus approximately 12,000 ounces of gold bullion inventory sold for approximately $16.0 million early in 2011), the UniCredit facility, as well as planned expenditures and expected production during the year, the Company expects to remain well funded through 2011.

2010 EXPENDITURES

					Total project and
		Property, plant	Total project	Exploration	exploration
Project and Exploration Spending ($’000)	Project spending	and equipment	spending	spending	spending
Timmins Deposit	$65,610	$11,407	$77,017	4,495	$81,512
Thunder Creek (including advanced exploration)	6,323	—	6,323	4,394	10,717
Bell Creek Mill	23,186	3,112	26,298	—	26,298
Bell Creek Complex	21,161	5,983	27,144	9,919	37,063
Gold River Trend	—	—	—	3,474	3,474
Casa Berardi	—	—	—	1,152	1,152
Other projects	—	—	—	3,152	3,152

Project and Exploration Spending	$116,280	$20,502	$136,782	$26,586	$163,368

2010 gold sales related to 2010 production	$(34,409)	—	(34,409)	—	(34,409)

Net Project and Exploration Spending	$81,871	$20,502	$102,373	$26,586	$128,959

* Net Project and Exploration Spending reported excludes non-cash values allocated to resource properties on acquisition of various properties (net of gain on sale and write off) of $0.7 million, non cash reduction of $8.9 million of the resource property balances due to finalization of purchase price allocation for the acquisition of West Timmins Mining Inc., non-cash charges of $9.8 million for resource property and deferred exploration and net $7.1 million for property, plant and equipment and changes in working capital.

REVIEW OF EXPLORATION ACTIVITIES

The Company’s business strategy is largely driven by the acquisition, aggressive exploration and eventual development and operation of quality assets, to date largely based in the Timmins Gold Camp. Successful exploration has been critical for the progress achieved to date and for the rapid growth that is expected going forward.

In 2010, exploration expenditures totaled $26.6 million and included $8.9 million at the Timmins Mine ($4.5 million related to the Timmins deposit and $4.4 million to Thunder Creek), $9.9 million at Bell Creek, $3.5 million at the Thorne property (Gold River Trend), $1.2 million at Casa Berardi, $2.3 million on the Company’s Mexico properties (acquired as part of the acquisition of West Timmins Mining Inc. in November 2009) with the remainder at other projects.

In 2011, the Company is planning to increase exploration spending further to approximately $31 million. As of March 9, 2011, the Company had 22 drills active on its properties, including 9 underground drills at Timmins Mine (4 underground drills relating to the Timmins deposit and 4 underground drills and 1 surface drills related to Thunder Creek), 4 surface drills at the Gold River Trend, 3 surface drills at the 144 property and 4 surface and 2 underground drills at the Bell Creek Mine. The Company was also managing 1 surface drill at the RT Minerals Corp./Adventure Gold Inc. (“RTM/AGE”) option property, on behalf of RT Minerals Corp.

The Company’s progress in exploration during 2010 is summarized below:

Timmins Mine — Underground drilling successfully intersected high-grade mineralization both above and below the first block mined within the Ultramafic 1 Zone between the 610 and 650 levels. Drilling above the 610 Level resulted in a number of high-grade intercepts, including 61.35 grams per tonne over 15.00 metres, suggesting that the high grades within the initial mining block, mined late in 2010, continue upward to the 525 Level. Wide, high-grade intersections below the 650 Level included 13.55 grams per tonne over 50.80 metres in an untested gap between the Ultramafic and Footwall zones approximately 50 metres below the 650 Level in an area of limited to no previous drilling. In the upper part of Timmins Mine, the Company extended the Main Zone by 400 metres from the current bottom of the resource model at the 260 Level with the Main Zone remaining open at depth.

Thunder Creek — Significant underground drilling was completed from two access drifts extended to Thunder Creek from the 200 and 650 levels at Timmins Mine. Drilling from the upper drift confirmed a minimum strike length of the Rusk Zone at the 300 Level of at least 150 metres, and extended the Rusk Zone by a minimum of 150 metres below and 30 metres above the 300 Level. The first underground hole from the lower access drift reported 6.92 grams per tonne over 61.40 metres within a broad mineralized envelope covering the entire width of syenite porphyry stock grading 4.91 gpt over 99.60 metres and demonstrated the potential for the Porphyry Zone to host a large gold system with considerable potential to support a long-life, low-cost bulk mining operation. Results released subsequent to year end highlighted the fact that a broad mineralized envelope exists around the 730 Level which contains multiple high-grade sections. Among intersections reported were 11.53 grams per tonne over 147.30 metres, including 75.14 grams per tonne over 18.60 metres and 284.19 grams per tonne over 4.60 metres, 26.25 grams per tonne over 28.90 metres, including 35.80 grams per tonne over 20.90 metres, and 12.11 grams per tonne over 35.20 metres, including 18.67 grams per tonne over 19.85 metres.

Gold River Trend — Results from surface drilling during 2010 highlighted the potential for shallow high-grade resources amenable to open-pit and/or shallow underground mining, with intercepts in the Gold River East area such as 18.18 grams per tonne over 11.00 metres being reported within 75 metres from surface and 5.04 grams per tonne over 16.60 metres within 35 metres from surface. Drilling also demonstrated depth potential with the mineralization at Gold River East being extended to a 750 metre depth.

144 Project — The 144 Project is adjacent to and southwest of Thunder Creek. Surface drilling commenced late in 2010. On February 28, 2011, The Company announced that, with the first 12 holes (6,232 metres) drilled, it had discovered a significant new gold zone at the 144 Project with strong similarities to the Thunder Creek Rusk and Porphyry zones and with multiple occurrences of visible gold. Gold values were intersected within 200 metres of surface, which compare favourably to Thunder Creek mineralization at similar shallow depths.

Bell Creek Complex — A significant milestone in 2010 was the release, on December 1, 2010, of an initial NI 43-101 resource for the Bell Creek Mine containing 8,427,000 tonnes with an average grade of 4.40 grams per tonne gold for a total of 1,192,900 contained ounces in the inferred category and 1,790,000 tonnes at 4.36 grams per tonne for 251,200 contained ounces in the measured and indicated categories. As part of the Company’s 2010 drill program, largely in support of completing the NI 43-101 resource, the mineralization at Bell Creek Mine was extended to a depth of at least 1,400 metres with the potential for a thick higher grade core of mineralization between the 850 and the 1200 levels as well as local extreme high grades in some veins.

Casa Berardi — Drilling in 2010 obtained significant new intersections from exploration in the east block with results including a value of 11.54 grams per tonne over 3.89 metres in CE-10-30 and 4.75 grams per tonne over 1.00 metre and 3.10 grams per tonne over 1.00 metre in CE-10-32. These holes are approximately 220 metres below surface and 270 metres west of previously reported high-grade values near the east portion of the G Zone and extended the G Zone mineralization in this area by 120 metres down dip with mineralization remaining open at depth.

PROPERTY REVIEW

PROCESSING FACILITY

The Bell Creek Mill is a conventional gold mill circuit, involving crushing and grinding, gravity and leaching, followed by a “Carbon-In-Pulp” (“CIP”) process for gold recovery.

During the fourth quarter of 2010, 127,000 tonnes were processed at an average grade of 7.5 grams per tonne. A total of 29,900 ounces was produced during the quarter at an average recovery rate of 97%, with 12,300 ounces produced in December 2010 and 24,500 in the two last months of the year. For the full year 2010, the mill processed 263,986 tonnes at average grade of 5.3 grams per tonne for a total of 43,500 ounces at recovery rate of 96.6%. Of the 263,986 tonnes, approximately 100,500 tonnes was from the lower grade upper level stopes at Timmins Mine with the remainder mainly from the Timmins Mine shaft.

During 2010, spending at the Mill totaled $26.3 million, including property, plant and equipment of $3.1 million and capitalized processing costs. Of this amount, $6.7 million was spent during the fourth quarter (including property, plant and equipment of $2.1 million) and mainly related to the expansion of the mill to a capacity of 2,000 tonnes per day from 1,500 tonnes per day, polishing pond expenditures as well as capitalized operating expenditures. The Phase One expansion was largely completed as of September 17, 2010, which was followed by a three week shutdown in order to complete the electrical, piping and PLC installations. Commissioning of the Phase One expansion commenced on October 12 with the mill attaining the daily throughput capacity of 2,000 tonnes per day for the first time on November 2, 2010.

An important component of Lake Shore Gold’s business planning in 2011 relates to increasing milling capacity from the current level of 2,000 tonnes per day. The Company is currently studying options for a staged expansion of the Mill, located on the east side of Timmins, to 3,500 tonnes per day in 2012 and then to 5,500 tonnes per day in 2013. The Company is also planning to construct a new mill on the site of the Timmins West Complex with the permitting process underway and the ultimate size of the mill to be determined based upon the optimal mining of tonnes and grade from Thunder Creek and continued exploration success in the area. A decision on expanding the Bell Creek Mill is expected before the end of the second quarter.

TIMMINS MINE

Timmins Deposit

Timmins Mine is located at the west end of the Timmins gold mining district. In late 2007, the Company established an initial mineral (probable) reserve of 826,000 ounces (later revised to 812,000 ounces) and commenced work on an advanced underground exploration program. The program involved driving a ramp from surface and sinking a 710 metre shaft in order to expose and ultimately develop on mineralization in the Footwall, Ultramafic, Vein and Main Zones of the Timmins deposit, as well as to support an underground diamond drilling program to both confirm and expand the currently identified reserve and to identify new resources.

During 2010, the Company’s advanced exploration expenditures relating to the Timmins deposit (including shaft and ramp expenditures) totaled $77.0 million, of which $11.4 million was for property, plant and equipment. Of the $77.0 million of expenditures, $22.4 million (including $4.6 million for property, plant and equipment) was spent in the fourth quarter.

COMMERCIAL PRODUCTION DECLARED EFFECTIVE JANUARY 1, 2011

The Timmins shaft was completed to the 710 metre level early in 2010. Installation of the skips, loading pocket steel, hoist upgrades and surface dump infrastructure were completed by early May 2010, at which time the shaft was commissioned and the skipping of waste commenced. Initial work off the shaft involved access development on the 650 Level towards the Ultramafic 1 (“UM1”) and 1a (“UM1a”) zones as well as ramping to the 630 and 610 Levels. The 630 Level access development was largely completed during the second quarter of 2010, including the silling of the initial stope test blocks between the 630 and 650 levels. During the second half of 2010, the Company’s production from the UM1 and UM1a zones was 121,000 and 29,000 tonnes of ore, respectively, at average grades of 7.7 grams per tonne and 4.3 grams per tonne, respectively. The realized head grades from both correlates very closely with the geological estimate of 7.3 gpt and 4.5 gpt, respectively, for the UM1 and UM1a zones. The ramp at Timmins Mine advanced to below the 290 Level as of the end of 2010, with approximately 100,500 tonnes (9,425 ounces) being mined from stopes between the 140 and 260 metre levels during 2010.

Commercial production at Timmins Mine was declared effective January 1, 2011.

Exploration Drilling — Timmins Mine

The focus of the drilling at Timmins Mine in 2010 was largely to provide definition drilling within the Ultramafic and Footwall zones within current area of mining between the 610 and 650 levels, in areas above the 610 Level and below the 650 Level in support of future mining, as well as to explore for new high-grade mineralization along strike and depth. Significant results reported included wide, high-grade intersections (such as 13.55 grams per tonne over 50.80 metres in 650-127) in areas below the 650 Level. 650-127 was drilled into an untested gap between the Ultramafic and Footwall zones approximately 50 metres below the 650 Level in an area of limited to no previous drilling. Above the 610 Level, among high-grade intersections were 61.35 grams per tonne over 15.00 metres, including 122.65 grams per tonne over 6.70 metres, from 650-125, 20.34 grams per tonne over 14.50 metres in 650-094 and 18.84 grams per tonne over 22.23 metres in 650-096. These holes were drilled to infill large gaps in previous drilling and suggest that the high grades within the first mining block between the 610 and 650 levels continue upward towards the 525 Level.

In the Upper part of Timmins Mine, the Company confirmed a 400 metre extension of the Main Zone down plunge from the current bottom of the resource model at the 260 Level with the Main Zone remaining open at depth. Among the key intercepts were 6.74 grams per tonne over 17.90 metres and 5.09 grams per tonne over 13.84 metres.

Thunder Creek

The wholly owned Thunder Creek deposit is being developed as a single project and using the same infrastructure as the adjacent Timmins Mine property. The Thunder Creek property is an advanced exploration project consisting of 54 claim units. In December 2007, Lake Shore Gold completed the requirements to vest a 60% option interest in Thunder Creek from West Timmins

Mining Inc. (“West Timmins”). On November 6, 2009, the Company obtained 100% ownership of Thunder Creek through a business combination transaction with West Timmins.

Following completion of the business combination with West Timmins, the Company commenced an advanced underground exploration program, which involved drifting across to high-grade mineralization at Thunder Creek from the 200 Level of the Timmins Mine ramp and the 650 Level near the Timmins Mine shaft to facilitate development on the mineralization and to support an underground drilling program. During 2010, the Company spent $6.3 million on advanced exploration ($2.5 million during the fourth quarter) at Thunder Creek. In addition, $4.4 million was spent on exploration drilling during 2010 ($1.5 million in the fourth quarter).

The 200 Level access drift from the Timmins Mine surface ramp reached the 300 Level at Thunder Creek deposit near the end of June 2010 and intersected high-grade mineralization that shows similar characteristics to previously reported TC07-36 (24.61 grams per tonne over 7.00 metres), including visible gold. The zone intersected carries a minimum 150 metre strike length and remains open to the northeast and southwest, and demonstrates potential for high-grade extensions up plunge towards surface.

High-grade intercepts from underground drilling around the 300 Level reported during the second half of 2010 confirmed the Rusk Zone to a minimum 150 metres below the 300 Level cross cut, with intersections including 12.11 grams per tonne over 7.20 metres, 9.44 grams per tonne over 7.90 metres, 8.16 grams per tonne over 6.20 metres, 4.17 grams per tonne over 6.20 metres and 5.18 grams per tonne over 3.80 metres. Drilling up plunge extended the mineralization at least 30 metres above the 300 Level with the area above the Level remaining open. High-grade intercepts included 11.25 grams per tonne over 7.60 metres, 20.20 grams per tonne over 1.00 metre and 23.70 grams per tonne over 1.00 metre.

In early November 2010, the drift to Thunder Creek from the 650 Level near the Timmins Mine shaft reached the mineralization on the 730 Level at Thunder Creek near the previously reported Hole TC09-68b (June 24, 2009 - 12.75 grams per tonne over 83.40 metres) and the cross cutting of the mineralized zone commenced in mid-November. Results from the first underground drill hole from the 650 Level drift included wide, high-grade intercepts including multiple occurrences of visible gold. Hole TC650-001 reported 6.92 grams tonne over 61.40 metres within a broad mineralized envelope covering the entire width of syenite porphyry stock grading 4.91 gpt over 99.60 metres.

Subsequent to year end, on January 25, 2011 the Company announced results from underground drilling around the 730 Level at Thunder Creek. The holes intersected the Rusk and Porphyry zones at a variety of angles and strongly confirmed a broad mineralized zone containing substantial widths and grades (26.25 grams per tonne over 28.90 metres, including 35.80 grams per tonne over 20.90 metres and 12.11 grams per tonne over 35.20 metres, including 18.67 grams per tonne over 19.85 metres, and 14.38 grams per tonne over 38.80 metrres, including 20.22 grams per tonne over 14.80 metres).

As of March 9, 2011, four underground drills were operational at Thunder Creek with two near the 730 Level and two near the 300 Level. Drilling at Thunder Creek in 2011 is largely focused on achieving the Company’s goal to establish an initial NI 43-101 resource during the second half of the year, as well as to test the depth potential of both the Rusk and Porphyry zones.

Plans for 2011 include continued drilling to define and expand the deposit in order to complete an initial NI 43-101 resource for the project during the second half of 2011. The 2011 drill program includes 10,000 metres of drilling from surface and 50,000 metres of drilling from underground. Most of the drilling will be to infill gaps between previously drilled surface holes with the remainder being targed to test directly along strike and to depth of the new resource.

GOLD RIVER TREND

On February 10, 2010, the Company commenced drilling on the Gold River Trend (on the Company’s 100% owned Thorne property). The Company acquired the property in November 2009 as part of the acquisition of West Timmins. The program is being conducted currently with three surface drills and is designed to test the Gold River Trend, an east - west trending mineralized deformation and alteration zone, traced for over 2.5 kilometres, located approximately 3 km south of the Company’s Thunder Creek and Timmins Mines deposits. During 2010, the Company drilled 25,959 metres and spent $3.5 million on exploration at the Gold River Trend (3,404 metres and $0.8 million in the fourth quarter).

Discovered in 1996, the Golden River Trend hosts a NI 43-101 compliant inferred gold resource of 4,154,096 tonnes grading 3.33 grams per tonne for a total of 444,471 ounces and numerous other zones of gold mineralization which have been discovered since the last resource update in 1998. All zones remain open to depth and a number of untested geophysical anomalies indicate potentially to significantly expand the gold mineralized system along strike.

Results from surface drilling during 2010 highlighted the potential for shallow high-grade resources amenable to open-pit and/or shallow underground mining, as well as the potential for mineralization to be extended significantly to depth.

On May 4, 2010, the Company announced drill results that extended the North Porphyry Zone in the Gold River East area by 120 metres to depth (to 520 metres) and the 4800 Zone by 125 metrses downplunge. Drill results released on June 23, 2010 demonstrated the potential to increase the current resource of 1.2 million tonnes grading 3.00 grams per tonne (121,000 ounces) in the Fold Nose Zone of the Gold River East area.

Subsequent to year end, on January 1, 2011, a number of wide, high-grade intercepts from an additional 42 holes (15,159 metres) were announced by the Company. The intersections reported reconfirmed the potential for shallow high-grade resources amenable to open-pit and/or shallow underground mining, including one intercept of 5.04 grams per tonne over 16.60 metres, and extended the mineralized zones at Gold River East to a minimum 750 metre vertical depth.

144 PROPERTY

The 144 property is 100% owed by the Company and it was part of the property portfolio acquired with West Timmins in November 2009. The property covers the western extension of the Golden River Deformation Zone which hosts a number of zones of gold mineralization on the adjacent Thorne Property. Geologically, the 144 Property shares a number of similarities with the adjacent Thunder Creek and Timmins Mine properties, covering 4.0 kilometres of the same volcanic/ultramafic intrusive/sedimentary contacts found on these properties.

Recent drilling has intersected multiple zones of gold mineralization on the 144 Property located along this contact and associated with porphyritic intrusions which host some of the broadest and highest grade intercepts from the Rusk Zone at Thunder Creek. Surface drilling in 2010, southwest of Thunder Creek deposit, intersected up to 50 metres of hematite and carbonate alteration, containing multiple porphyry intrusions, several strong shear zones and elevated gold values and extended the deformation and alteration zones by 350 metres from Thunder Creek towards the 144 property, which suggests potential for additional deposits.

On February 28, 2011, the Company announced that, with the first 12 holes (6,232 metres) drilled at the 144 property, it had discovered a significant new gold zone with strong similarities to the Thunder Creek Rusk and Porphyry zones and with multiple occurrences of visible gold. Gold values were intersected within 200 metres of surface, which compare favourably to Thunder Creek mineralization at similar shallow depths. Very importantly, the grades and widths of mineralization increased with depth with the potential for new zones to the north and along strike considered to be excellent. Among initial intercepts were 2.41 grams per tonne over 19.00 metres, including 6.61 gpt over 2.20 metres, 4.96 grams per tonne over 5.40 metres, including 15.18 grams per tonne over 1.45 metres, 4.03 grams per tonne over 5.10 metres, including 7.02 grams per tonne over 2.40 metres, and 1.16 grams per tonne over 32.20 metres, including 3.20 grams per tonne over 6.20 metres.

There are currently three drills active on the 144 property.

RTM/AGE OPTION PROPERTY

On July 13, 2010 the Company commenced a drill program at the RTM/AGE option property (the Meunier property), located immediately to the west of and contiguous to the Timmins Mine deposit. Lake Shore Gold was managing the first phase of an Option Agreement between RTM/AGE and the Company that will allow RT Minerals the right to earn up to a 50 percent interest in the property and provide Lake Shore Gold an option to obtain a 10% direct interest on the RTM/AGE option property. The drill program is designed to test the downplunge extension of mineralized zones at the Timmins and Thunder Creek deposits and involves sinking a deep hole to a vertical depth of 2,400 metres below surface. As of December 31, 2010, the deep hole had advanced approximately 1,604 metres towards the target area.

On December 31, 2010, the Company and RTM entered into a transaction whereby RTM granted Lake Shore Gold a right (the “Back-In Right”), exercisable after RTM has earned the first 25% interest in the Meunier property, to acquire 50% of RT Minerals’ 25% interest in the Meunier property by paying to RT Minerals $0.5 million. As part of the same transaction, the Company transferred its interest in the Bazooka property and another non-core property to RT Minerals. For more details on the transaction, refer to “RT Minerals Transaction” in this MD&A.

BELL CREEK MINE

The Bell Creek Mine is a former producer located on the east side of Timmins close to Goldcorp´s Hoyle Pond mine. From 1986 to 1991, a total of 112,739 ounces of gold were produced from the Bell Creek Mine, with all processing done at the Bell Creek Mill. Lake Shore Gold acquired the Bell Creek Mine, and the Bell Creek Mill, in December 2007 from the Porcupine Joint Venture (“PJV”) a joint venture between Goldcorp Canada Ltd. (“Goldcorp”) and Kinross Gold Corporation (“Kinross”).

In May 2009, the Company commenced an advanced exploration program at Bell Creek Mine mainly focused on de-watering and rehabilitating the existing Bell Creek shaft and workings and collaring a surface ramp at Bell Creek to connect to the underground mine workings.

The Company’s spending at the Bell Creek property and contiguous Vogel, Schumacher and Marlhill properties (Bell Creek Complex) during 2010 totaled $37.1 million, of which $27.1 million related to the Bell Creek advanced exploration program (including $6.0 million for property, plant and equipment) and $9.9 million to exploration. Spending during the fourth quarter of 2010 totaled $10.2 million, of which $7.6 million related to the Bell Creek advanced exploration program (including $2.9 million for property, plant and equipment) and $2.6 million to exploration.

During 2010, approximately 5,500 meters of ramp and lateral development was completed at the Bell Creek Mine. On September 20, 2010, the new access ramp being developed from surface at Bell Creek Mine reached the 320 Level enabling the Company to begin developing east and west along the North A Zone. As of December 31, 2010, over 1,050 metres of sill development along the Zone on the 320, 330, 345, 355 and 370 levels had been completed. The mineralization encountered in the development to date is consistent with results from previous surface diamond drilling, and shows a distinct east-west trending and steeply southward dipping gold rich quartz vein and alteration zone with widths of up to 3.00 meters. Numerous occurrences of coarse visible gold have been recognized in the muck pile and diamond drill core. As of year end the main ramp had reached the 385 Level.

A significant milestone achieved by the Company in 2010 was the release, on December 1, 2010, of an initial NI 43-101 resource for the Bell Creek Mine. The reported resource contains 8,427,000 tonnes with an average grade of 4.40 grams per tonne gold for a total of 1,192,900 contained ounces in the inferred category and 1,790,000 tonnes at 4.36 grams per tonne for 251,200 contained ounces in the measured and indicated categories. The base case resource was estimated assuming a long term gold price of US$1,125 per ounce of gold and a cut off grade of 2.20 gpt. Approximately 80% of the base case measured and indicated resources, and 50% of inferred resources, are contained in the North A Zone, which has an estimated average horizontal width of 6.9 metres.

A total of 43,598 metres of infill and expansion drilling, both from surface and underground, was completed during 2010, mainly in support of generating the initial NI 43-101 resources as well as to assist in mine planning in the North A Zone below the 300 Level.

The Company considers the potential to add further resources to be excellent given the potential to reduce internal dilution and increase grades within the existing resource through proper mine planning, the fact that a number of recent drill holes, including BC10-69C (106.46 grams per tonne over 7.00 metres), have been completed but not included in the resource, and the fact that the resource remains open at depth and along strike with extensive drilling planned in 2011. In addition, the Company has yet to complete resource calculations for the Vogel and Marlhill Mine properties, also included as part of the Bell Creek Complex.

Subsequent to year end, on February 21, 2011 the Company issued 2.985 million shares to purchase back a 5% net smelter royalty on the Enermark Resources Inc. claims, which cover much of the Bell Creek Mine property.

CASA BERARDI

The Company has a 50% earn-in right on the Casa Berardi property, as provided in a joint venture agreement with Aurizon Mines Ltd. (“Aurizon”), entered into during the third quarter of 2007. The Company can earn its 50% interest by spending $5.0 million over five years. The Company is the operator during the earn-in period.

Lake Shore Gold has spent a total of $4.6 million on the Casa Berardi property to December 31, 2010 (gross of estimated Quebec refundable taxes of $1.4 million), of which $1.2 million was spent during 2010.

Drilling in 2010 at Casa Berardi involved testing exploration targets on both the east and west blocks of the joint venture property. The latest results were announced on July 23, 2010, and included intercepts of 11.54 grams per tonne over 3.89 metres in CE-10-30 and 4.75 grams per tonne over 1.00 metre and 3.10 grams per tonne over 1.00 metre in CE-10-32 which were drilled into a 200 metre wide gap in drilling near the west-central portion of the G Zone. These holes are approximately 220 metres below surface and 270 metres west of previously reported high-grade values near the east portion of the G Zone which included 8.58 grams per tonne over 10.40 metres in CW-08-03 and extend the G Zone mineralization in this area by 120 metres down dip with mineralization remaining open at depth.

The Company carried out a drill program consisting of 6 holes (1,748 meters) in September 2010. The program was focused on the Porphyry Creek prospect which is located in the west portion of the project and on the north side of the Casa Berardi Trend and designed to follow up on previously drilled holes in this area from 2008 and expand outwards into nearby areas. All results of the drill program have now been received and indicate mainly low grade gold values with the best result being 28.41 gpt over 2.40 metres in close proximity to the 2008 drilling. Based on the above, additional work will be done in the future but no definite time frame has been established.

MEXICO

Through the acquisition of the West Timmins in November 2009, the Company obtained 100% ownership of a large land position in Mexico, including the polymetallic Montaña de Oro project, high-grade Lluvia de Oro gold-silver project, Universo gold project as well as other properties.

Universo Property

Recent work at Universo included an additional 2,685 line kilometers of airborne geophysics to infill the recently completed grid lines near the north portion of the property to a 100 metre line spacing. Including the new infill lines, the line kilometers of surveying at the property in 2010 totaled 22,443 kilometers and provides full coverage for the entire property from north to south. Final products are in hand and being analyzed to create an improved geological map for the property which would assist in guiding future exploration drilling. Results of the new work are not expected until later in the second quarter.

Lluvia de Oro Property

In 2010 the Company carried out a small drill program at the Lluvia de Oro property in Mexico. A total of four holes (1,490 metres) were completed to test targets surrounding the historic gold and silver mine.

The first three holes (LDG-1 through 3) were drilled to test the eastern side of the old mine for a possible offset extension of the historic gold zone and encountered a substantial thickness of limestone and several dykes below the mine, but none were mineralized. Hole LDG-4 tested the westerly extension of the first three holes as well as the area to the south. Although results in LDG-04 below the mine were also very low a significant new zone consisting of silicification and altered dykes was intersected between 34.8 metres and 108.5 metres. The best interval within the zone contained a grade of 0.43 grams per tonnes gold over 15.2 metres with anomalous silver and weakly anomalous arsenic. Based on the above results, the company is working on new interpretations for the gold mineralization in the mine area which could lead to additional drill programs at a later date.

NORTHERN SUPERIOR RESOURCES

On May 27, 2010 the Company completed the sale of the Company’s 50% ownership interest in the Ti-pa-haa-kaa-ning property to Northern Superior Resources Inc. (“Northern Superior”) in return for the issuance from treasury of 25,000,000 common shares of Northern Superior and warrants to purchase 12,500,000 Northern Superior common shares at a price of $0.30 per share for 5 years, as well as other consideration. During the third quarter of 2010, the Company acquired an additional 625,000 common shares of Northern Superior and in October 2010 the Company exercised the 12,500,000 warrants for $3.75 million (as required by the agreement), bringing the Company’s interest in Northern Superior to 25.87%.

Subsequent to year end, the Company interest in Northern Superior increased to 26.49% (44,930,769 common share of Northern Superior) as the Company acquired an additional 6,730,769 common shares of Northern Superior through a private transaction for $5.4 million. As of March 9, 2011, the Company’s investment in Northern Superior has a market value of $44.9 million.

RT MINERALS TRANSACTION

On December 31, 2010, the Company acquired direct ownership of a total of 11,500,000 common shares of RT Minerals, as well as warrants to acquire an additional 750,000 common shares of RT Minerals at an exercise price of $0.20 per common share. Of the 11,500,000 million common shares, 10,000,000 common shares were acquired through a private transaction on December 31, 2010, in connection with the transfer of certain property interests. An additional 1,500,000 common shares and 750,000 warrants were acquired in a treasury issuance directly from RT Minerals on December 31, 2010, at a total cost of $0.2 million. The above transaction brings the Company interest on RT Minerals to 27.21% (on a non-dilutive basis).

In connection with the above transactions, RT Minerals granted the Company the Back-In Right on the Meuiner property by paying $0.5 million. As part of the transaction, the Company transferred to RT Minerals its 100% owned Bazooka property and another non-core property. As of March 9, 2011, the Company’s investment in RT Minerals has a market value of $4.1 million.

RESULTS OF OPERATIONS

Year ended December 31,
(in $’000, except the per share amounts)	2010	2009
Corporate costs	$9,667	$7,248
General exploration	738	699
Shareholder information	499	512
Travel	580	541
Legal and accounting	827	496
Net loss on equity investment	257	—
Write-off / net gain on sale of resource properties and deferred exploration	(1,310)	210
Depreciation of property, plant and equipment	193	249
Accretion of asset retirement obligations	179	146
Foreign exchange loss	258	—

Loss before interest and other income and income taxes	$(11,888)	$(10,101)
Interest and other income,net	810	407
Realized and unrealized gain on warrant investments at fair value	1,180	—
Recovery of income taxes	1,159	11,829
Net (loss) income for the year	$(8,739)	$2,135

Net (loss) income per share - basic and diluted	$(0.02)	$0.01

The Company recorded a net loss of $8.8 million in 2010 compared to a net income of $2.1 million in 2009. The net income in 2009 is due to the recovery of income taxes of $11.8 million, mainly due to the reduction of substantively enacted tax rates in the fourth quarter of 2009. Excluding recovery of income taxes, 2010 loss is $9.9 million compared to $9.7 million in 2009.

The Company reports stock-based compensation by expensing the amount on the consolidated statements of loss and deficit (allocating it to corporate costs for corporate employees and general exploration for individuals involved in work of a general reconnaissance nature), or capitalizing the amount in resource properties and deferred exploration for individuals involved in specific capital projects.

The Company capitalized $2.8 million (2009 — $0.8 million) of stock-based compensation in 2010. The allocation on the consolidated statements of (loss) income and deficit for year ended December 31, 2010 and 2009 was as follows ($’000):

Year ended December 31,	2010	2009
Corporate costs	$3,350	$1,678
General exploration	110	14
Total stock-based compensation	$3,460	$1,692

Stock-based compensation was determined using the Black-Scholes option pricing model. A weighted average grant-date fair value of $1.78 (2009 — $1.90) for options granted was estimated using the following assumptions: no dividends are to be paid; volatility of 67% to 69% (2009 —

69%); risk free interest rate of 1.80% to 2.50% (2009 — 1.63% to 2.44%) and expected life of 3.5 years (2009 — 3.5 years).

The increase in stock based compensation expense in 2010 compared to 2009 is due to more options granted reflecting the increase in number of employees in 2010 as compared to the previous year.

Corporate costs in 2010 increased by $2.4 million compared to 2009 (or $0.7 million, excluding the impact of stock-based compensation expense). The increase is due to the costs of integrating West Timmins operations (acquired in November 2009) and higher corporate development expenses.

General exploration expenditures, which include expenditures of a general reconnaissance nature that are not project specific or do not result in the acquisition of resource properties, are comparable to 2009 (excluding the impact of stock-based compensation expenses).

Shareholder information costs and travel expenses in 2010 changed by nominal amounts compared to 2009.

Increases in legal and accounting fees in 2010 compared to 2009 are mostly due to increased corporate development expenses in 2010.

The sale of the Company’s 50% interest in the Ti-pa-haa-kaa-ning property to Northern Superior on May 27, 2010 resulted in a loss of $0.5 million offset by a future tax recovery of $0.6 million. During 2010, the Company wrote off $0.9 million (2009 — $0.2 million) of its resource properties and deferred exploration, representing the carrying value of certain non core properties. The transaction with RT Minerals for the sale of the Company’s Bazooka property and another noncore property resulted in a gain of $2.7 million ($2.1 million net of future taxes).

Net loss on equity investment in 2010 ($Nil in 2009) represents the Company’s proportionate share of the losses of its equity investments and any dilution gain or losses for the year (investments in RT Minerals Corp. and Northern Superior).

The increase in interest and other income in 2010, is mainly due to a gain of $0.3 million in the third quarter of 2010 on the selling of mining equipment, the net book value of which was written off to $Nil in 2007.

The Company recorded $1.2 million, in 2010 ($Nil in same periods in 2009) of realized and unrealized gains on warrants (representing the increase on the value of the warrants held by the Company which are marked to market every period end). No such warrants were held in 2009.

In the first quarter of 2010, the Company renounced $21.2 million in expenditures related to flow through funds raised by the Company in 2009, which resulted in a $5.3 million (year ended December 31, 2009 — $Nil) reduction in share capital with a corresponding increase to the Company’s future income tax liability. All expenditures renounced were spent on Canadian exploration expenditures (“CEE”) as at December 31, 2010.

The Company recorded a foreign exchange loss of $0.3 million in 2010 ($Nil in same periods in 2009) due to the translation of the future tax liabilities of the Company’s Mexico operations.

In 2010, the Company raised $17.7 million flow through funds and as at December 31, 2010 have spent $11.3 million on CEE and $2.0 million on Canadian development expenditures; the Company has until December 31, 2011 to spend the remaining $4.4 million on CEE.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s audited financial statements.

Year ended December 31,
(in $’000s except for loss per share and number of
shares issued and outstanding)	2010	2009
Financial Results:
Interest and other income, net	810	$407
Net (Loss) Income	(8,739)	2,135
Net (Loss) Income per share* - basic and diluted	(0.02)	0.01

Financial Position:
Cash and cash equivalents	92,232	132,920
Working capital	68,268	114,259
Property, plant and equipment (net of accumulated amortization)	51,733	28,723
Resource properties and deferred exploration	956,555	849,193
Total Assets	1,124,318	1,020,557
Long term capital lease obligations	10,454	5,764
Future tax liabilities	148,097	152,975
Asset retirement obligations	1,858	1,728
Share capital	940,556	827,795
Contributed surplus	17,720	25,940
Accumulated other comprehensive income	955	26
Deficit	(24,904)	(16,142)

Number of shares issued and outstanding (000s)	379,007	345,295

* Income (Loss) per share is calculated based on the weighted average number of shares outstanding.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s interim consolidated financial statements ($000’s, other than “per share” amounts):

Fiscal quarter ended	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Interest and other income, net	$262	$404	$164	$70
Net loss	$(1,390)	$(2,280)	$(2,786)	$(2,283)
Net loss per share* - basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Fiscal quarter ended	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
Interest and other income, net	$169	$56	$50	$132
Net income (loss)	$7,201	$(1,886)	$(1,449)	$(1,731)
Net income (loss) per share* - basic and diluted	$0.01	$(0.01)	$(0.01)	$(0.01)

* Net income (loss) per share is calculated based on the weighted average number of shares outstanding.

The Company recorded net income of $7.2 million in the fourth quarter of 2009 due to the recovery of income taxes of $10.2 million (approximately $0.6 million in other quarters), mainly due to the reduction of substantively enacted tax rates in the fourth quarter of 2009.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Lake Shore Gold was not in commercial production during 2010; on January 1, 2011 the Company declared commercial production on its Timmins Mine property. The Company generated pre-production revenue of $34.4 million in 2010 (related to 2010 production) with $18.2 million recorded in the fourth quarter of 2010 ($43.3 million since beginning of pre-production in the fourth quarter of 2009 to December 31, 2010). In addition, approximately $16.0 million is sitting in bullion inventory at December 31, 2010. Financing for the Company has come from raising capital through equity issues. At December 31, 2010, the Company had cash and cash equivalents of $92.2 million. On September 10, 2010, the Company received gross proceeds of $88.2 million from public offering. In February 2010, the Company received gross proceeds of $7.6 million from the second tranche of a privately placed structured flow through financing arranged at the end of 2009.

Cash used in operating activities during 2010 increased to $8.1 million as compared to $7.6 million in 2009 due mainly to higher operating losses offset by movements in working capital. Changes in non-cash working capital items, recovery of income taxes, net gain on sale of resource properties, realized and unrealized gain on warrant investments at fair value, write off resource properties and stock-based compensation expense make up the principal amounts that reconcile the consolidated statements of (loss) income to the consolidated statements of cash flows from operating activities.

The change in exploration advances and other receivables ($5.6 million at December 31, 2010 compared to $3.8 million at December 31, 2009) is mainly due to higher government sales taxes not yet collected as at December 31, 2010 as compared to the prior year. The change in accounts payable and accrued liabilities ($23.4 million at December 31, 2010, compared to $19.4 million at December 31, 2009) is mainly due to the timing of payments.

Cash used in investing activities in 2010, totaled $123.5 million compared to $100.3 million in 2008. The Company’s principal investing activity is the development, acquisition, exploration and advanced exploration of its resource properties. During 2010, the Company incurred the majority of its resource property expenditures (including changes in working capital related to resource properties and deferred exploration at December 31, 2010) on advanced exploration, field equipment and exploration for the Timmins Mine project (including Timmins deposit and Thunder Creek), and Bell Creek, work related to the Phase One mill expansion, and on drilling at its various other exploration properties (for details, refer to the “Property Developments” section of this MD&A). Included in investing activities in 2009 are $15.2 million cash expenditures for the acquisition of Bell Creek West properties; the Company received net cash of $8.4 million from the acquisition of West Timmins Mining in 2009; $0.7 million (2009 - received $0.1 million) for irrevocable letters of credit posted by the Company, related to different activities in the Timmins Mine project and $4.6 million (2009 - $0.9 million) for investments in certain public companies. During 2010, the Company received proceeds of $0.3 million from the sale of mining equipment ($Nil in 2009).

On September 10, 2010, the Company completed a bought-deal financing and raised gross proceeds of $88.2 million through the issuance of 22,325,000 common shares of the Company at a price of $3.50 per common share and 2,400,000 flow-through shares at $4.20 per flow through share.

On February 16, 2010, the Company issued 1,273,036 shares, representing the second tranche of the non-brokered structured flow-through financing announced on November 19, 2009, for gross proceeds of $7.6 million. Total gross proceeds from the financing, including $8.0 million (first tranche) received on December 29, 2009, were $15.6 million.

On February 28, 2011 the Company finalized the UniCredit three-year, corporate revolving credit facility of up to US$50.0 million (for more details refer to the Highlight section on this MD&A).

The Company received $3.1 million from the exercise of 2.5 million options and $4.2 million from the exercise of 3.8 million warrants.

CONTRACTUAL OBLIGATIONS

In addition to commitments and contractual obligations related to the Casa Berardi property and the ones under the Back-In right for the Meunier property (refer to discussion under “Casa Berardi” and “RT Minerals Transaction” in this MD&A), the Company is required to make nominal cash payments (advanced royalty payments) to maintain its 100% interest on the Vogel property, and yearly nominal payments in 2010 to 2015 as required under the Schumacher agreement. The Company is required to make property tax payments for all Mexican properties as well as annual payments of Mexican pesos of 0.80 million ($0.1 million) for land rights on one of its Mexican properties.

The Company has certain contractual obligations toward certain First Nation communities as provided on Impact and Benefits Agreement with the Flying Post First Nation and Mattagami First Nation signed on February 17, 2011 (as the Company moves with commercial production at it Timmins Mine project and exploration and advanced exploration work on the Thunder Creek property) and the Exploration Agreement with the Flying Post First Nation, Mattagami First Nation, Matachewan and Wahgoshig First Nations signed on March 10, 2009 (for the exploration and advanced exploration work on the Bell Creek Mine, Vogel and Schumacher properties). The agreements establish a framework for ongoing dialogue and consultation, including providing business, employment and training opportunities for members of the First Nation communities.

On October 27 and November 26, 2010, respectively, the Company entered into two separate option agreements with certain Mexican companies, whereby the Company can earn a 100% interest in certain other properties, located within the Company’s Universo property by paying US$1.0 million and US$3.5 million, respectively, in 4 and 6 years, respectively for the October 27 and November 26, 2010 agreement.

The Company has also office rent obligations, capital lease obligations and asset retirement obligations for the Bell Creek Mine and Mill and Timmins project advanced exploration as at December 31, 2010 as follows (in $’000s):

						2016 and
	2011	2012	2013	2014	2015	thereafter	Total

Office rent	$431	$433	$429	$179	$179	$0	$1,651
Capital leases and other	7,166	7,024	4,335	464	349	698	20,036
Mexican resource property agreements	163	287	396	792	495	2,104	4,237
	$7,760	$7,744	$5,160	$1,435	$1,023	$2,802	$25,924

OUTSTANDING SHARE CAPITAL

As at March 9, 2011, there were 383,028,665 common shares issued and outstanding, as well as the following options and warrants:

OPTIONS:

Number of Options Outstanding	Exercise Price Range
2,859,534	$0.00-$0.99
3,226,068	$1.00-$1.99
456,250	$2.00-$2.99
9,899,000	$3.00-$3.99
2,270,500	$4.00-$5.00
18,711,352

WARRANTS:

	Number of
Date issued	warrants	Exercise price	Expiry date

March 17, 2010	438,000	$3.70	September 17, 2011
March 17, 2010	75,000	$4.75	September 17, 2011
	513,000

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are discussed in Note 2 to the consolidated financial statements for the year ended December 31, 2010. Management considers the following policies to be most critical in understanding the judgments that are involved in producing the Company’s consolidated financial statements and the estimates made that could impact results of operations:

Resource properties and deferred exploration

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties that are abandoned are written off when the decision to abandon is made. The recoverability of the amounts shown for resource properties and deferred exploration is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet its obligations under various agreements, and the success of future operations or dispositions.

Future taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities. Significant estimates include the timing of the reversal of the Company’s book to tax differences.

Stock options and warrants

The Company uses a Black-Scholes model to determine the fair value of options and warrants (and Monte-Carlo simulation for certain of the warrants). The Black-Scholes Option Pricing Model and Monte-Carlo simulation model utilize subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Asset retirement obligations

Estimates of asset retirement obligations are the costs associated with the closure and site restoration costs for the Bell Creek Mine and Mill and Timmins project advanced exploration. These amounts are estimates of expenditures that are not due until future years. The discounted amount of changes in these estimates will be included in the respective asset with an offsetting amount accrued as asset retirement obligations.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, exploration advances and other receivables, restricted cash, investment and accounts payable and accrued charges. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

RECENT ACCOUNTING PRONOUNCEMENTS

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Accounting Standards Board confirmed that International Financial Reporting Standards (IFRS) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The Company’s first mandatory filing under IFRS, which will be the first quarter of 2011, will contain IFRS-compliant information on a comparative basis, as well as reconciliations for that quarter and as at January 1, 2010, transition date. Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.

The Company developed a detailed plan for IFRS convergence comprised of three related phases:

•                  phase 1: review and assessment, which involved a detailed review of all relevant IFRS standards to identify differences with our current accounting policies and practices; the separate consideration of one-time accounting policy alternatives that must be addressed at the changeover date (IFRS 1 considerations), and those accounting policy choices that will be applied on an ongoing basis in periods subsequent to the changeover to IFRS; the prioritization of those differences that could have a significant impact on our financial statements, business processes and IT;

•                  phase 2: design, which includes the evaluation of accounting policy alternatives and the investigation, development and documentation of solutions to resolve differences identified in phase 1, reflecting changes to existing accounting policies and practices, business processes, IT and internal controls;

•                  phase 3: implementation, which involves implementing the changes to affected accounting policies and practices, business processes, systems and internal controls. The changes will be tested prior to the formal reporting requirements under IFRS to ensure all significant differences are properly addressed in time for the changeover.

The Company has completed its conversion plan and has completed a detailed analysis of the standards, identifying a number of accounting differences and policy alternatives, including one-time accounting alternatives under IFRS 1, First Time Adoption. The Company also has selected its accounting policies from the various policy alternatives and one-time accounting alternatives under IFRS 1.

The following areas have been identified as having the highest impact on the Company’s financial reporting: methodology for impairment testing, resource property and deferred exploration, future income taxes, property, plant and equipment, asset retirement obligations, accounting for stock compensation, disclosure and presentation, and the provisions related to the initial adoption of IFRS under IFRS 1, First Time Adoption. A summary of progress in the review of areas originally identified to have the highest potential impact is as follows:

Impairment of Long Lived Assets

Impairment testing of long-term assets is based on a two-step approach under current Canadian GAAP, first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists, and then measuring any impairment by comparing asset carrying values with fair values. IAS 36 Impairment of Assets (“IAS 36”) uses a one-step approach testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in more write-downs where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis. However, the extent of any write-down may be offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses.

The Company expects the adoption of the requirements of IAS 36 on transition to IFRS to not result in any difference from amounts reported under Canadian GAAP.

Future Income Taxes

Like Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity, and under IFRS subsequent adjustments thereto are backward traced to equity.

IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings. The Company expects the impact of implementing IAS 12, Income Taxes as at January 1, 2010, to result in the future tax balance to be reduced to $Nil and the resource properties and deferred exploration balance to decrease by $166.2 million.

Share Based Payments - Stock Compensation

The guidance provided by IFRS 2, “Share Based Payments”, is largely consistent with Canadian GAAP, and requires estimates of the fair value of stock options to be made at the date of the grant and recognition of the related expense in income as the options vest. The use of the Black- Scholes model is an acceptable method to estimate the fair value of the options at the date of grant, and is consistent with the Company’s current practice. For share options that vest in installments, IFRS 2 requires the use of the attribution method, which requires that the Company treat each installment as a separate share option grant with a different fair value. Unlike Canadian GAAP, IFRS 2 does not include the straight line method as an alternative to the attribution method for awards with a service condition and graded-vesting features. The Company will need to account for its awards using the attribution method. Currently, the Company records forfeitures as they occur, however upon transition to IFRS, the Company will be required to make an estimate of the forfeiture rates for use in the determination of the total share based compensation expense. These changes will result in a difference in valuation of the stock based awards and timing differences for the recognition of compensation expenses. IFRS 2 is applicable for stock compensation awards issued on or after January 1, 2005; earlier adoption is permitted. The Company expects to recognize under IFRS 2 all share-based awards that were recognized under Canadian GAAP.

The Company will use the exemption provision under IFRS 1, First Time Adoption, which allows the prospective application of IFRS 2 for options granted on or after November 7, 2002, or for grants after November 7, 2002, that vested before the later of: i. the date of transition to IFRS; and ii. January 1, 2005. The Company does not expect the impact of the application of the first time adoption option to be material to its opening balance sheet under IFRS at January 1, 2010.

Property, Plant and Equipment

IAS 16 Property, plant and equipment (“IAS 16”) reinforces the requirement under Canadian GAAP that requires that each part of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item should be depreciated separately. IAS 16 also provides guidance that would require major overhauls be treated as separate components of plant and equipment, with the overhaul cost capitalized and depreciated over the period to the next major overhaul.

Upon adoption of IFRS, the Company must make an accounting policy choice in how to account for fixed assets (a) upon transition to IFRS (see below discussion for IFRS 1) and (b) on a continuing basis. The Company expects to apply requirements of IAS 16 on a retroactive basis on transition for the majority of its property, plant and equipment and to use the cost method on a continuing basis. The Company estimates the impact of the noted differences as at January 1, 2010 to be a decrease on its property, plant and equipment balance of $0.8 million with a corresponding increase in the resource properties and deferred exploration balance.

IFRS 1: First-Time Adoption of IFRS — IFRS 1 provides the framework for the first-time adoption of IFRS and specifies that an entity shall apply the principles under IFRS retrospectively. Certain optional exemptions and mandatory exceptions to retrospective application are provided under IFRS. For the Company the material exemptions relate primarily to the restatement of prior business combinations, asset retirement obligations, deemed cost for the property, plant and equipment, and stock based compensation expense.

The Company will not restate business combinations executed prior to January 1, 2010, and will not restate asset retirement obligations incurred prior to January 1, 2010; the Company will utilize the exemption related to stock based compensation expense (see above under “Share Based Payments”). The Company will not revalue any of its property, plant and equipment.

IFRS 1 allows for certain other optional exemptions; however, the Company does not expect such exemptions to be significant to the Company’s adoption of IFRS.

Resource properties and deferred exploration expenditures

Similar to Canadian GAAP, IFRS allows the choice of capitalizing or expensing exploration costs. The Company’s policy under Canadian GAAP has been to capitalize all exploration expenditures.

Different from Canadian GAAP, IFRS does not allow the capitalization of expenditures incurred prior to obtaining the exploration license. The Company does not expect a material difference on transition due to the application of this requirement.

IFRS only provides guidance up to the point that technical feasibility and commercial viability of extracting a resource is demonstrated: the exploration and evaluation phase. Apart from the difference identified above, IFRS is in line with Canadian GAAP with respect to the accounting for this phase, but expenditures beyond this phase must be considered with the capitalization criteria for property, plant and equipment and/or intangible assets. The Company has concluded to expense all of its green field exploration expenditures and capitalize future expenditures whenever certain criteria are met. The Company expects that the application of this policy will decrease the Company’s resource property balances as at January 1, 2010 by $33.7 million (with a corresponding increase in deficit).

Decommissioning Liabilities — Asset Retirement Obligations (“AROs”)

Canadian GAAP includes specific guidance with respect to asset retirement obligations whereas, under IFRS, asset retirement obligations are captured under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”. IFRS requires the use of the current market-based discount rate to be applied to the liability at each reporting date rather than the historical rate used when the liability was initially set-up. IFRS requires ARO to be determined based on a best estimate for the most likely outcome. This is slightly different from Canadian GAAP which requires ARO to be the fair value using third-party market assumptions.

The Company will apply the standard prospectively (using IFRS 1 exemption). The Company expects the application of IFRS requirement to result in an increase to the decommissioning provision and the related assets as at January 1, 2010 (approximately $1.6 million and 1.9 million respectively with the difference a charge in deficit).

Flow through common shares

The Company is also evaluating the impact of IFRS on its accounting for flow through shares and expects to identify differences in this regard.

Other

As the review of accounting policies is completed, appropriate changes to ensure the integrity of internal control over financial reporting and disclosure controls and procedures are made, including changes in controls or procedures to address reporting of first time adoption and opening balances under IFRS.

The Company has also implemented changes to its financial information systems and processes to enable it to maintain data required to report its 2010 financial information under IFRS for comparative purposes.

The Company has conducted training sessions targeted to various levels of the organization.

RELATED PARTY TRANSACTIONS

The related party transactions with Hochschild (to November 3, 2010), RT Minerals (fourth quarter of 2010), Northern Superior (second quarter of 2011) are discussed in other sections of this MDA. The following are related party transactions for the 2009 year end:

The Company charged $0.1 million in 2009 to Northern Superior. The charges were for certain corporate governance, finance, investor relations and accounting and administrative services the Company provided to Northern Superior under an administrative service agreement entered into in June 2008 and terminated on April 30, 2009 (from which date, Northern Superior ceased to be a related party of the Company until the Company’s acquisition of a 19.05% interest on May 27, 2010).

During the year ended December 31, 2009, Northern Superior, who was the joint venture operator for the Ti-pa-ha-kaa-ning property, charged the Company $0.2 million, for the

Company’s share for the property expenditures. As at December 31, 2009, there was of $0.1 million due to Northern Superior included in accounts.

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

RISKS AND UNCERTAINTIES

The most significant risks and uncertainties faced by the Company are: the inherent risk associated with mineral exploration and development activities; the uncertainty of mineral resources and their development into mineable reserves; the uncertainty as to potential project delays from circumstances beyond the Company’s control; and the timing of production; as well as title risks, risks associated with joint venture agreements and the possible failure to obtain mining licenses.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2010.

CORPORATE GOVERNANCE

The Company’s Board of Directors follows widely accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company has also adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

In accordance with the requirements of National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings, the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), have evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. Based on this assessment, management believes that, as of December 31, 2010, the Company’s internal control over financial reporting is operating effectively. Management determined that there were no material weaknesses in the Company’s internal control over financial reporting as of December 31, 2010.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and

CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2010, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true; prices for fuel, electricity and other key supplies remains consistent with current levels; production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As well as those factors discussed in the section entitled “Risk Factors” in this MD&A and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forwardlooking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

QUALITY CONTROL

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. A total of three Quality Control samples consisting of 1 blank, 1 certified standard and 1 reject duplicate are inserted into groups of 20 drill core samples. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than three grams per tonne gold on exploration projects and greater than 10 gpt at the Timmins mine and Thunder Creek underround project, the remaining pulp is taken and fire assayed with a gravimetric finish. Select zones with visible gold are typically tested by pulp metallic analysis on some projects. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at

ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

QUALIFIED PERSON

The Company’s Qualified Persons (“QPs”) (as defined in National Instrument 43-101, “Standards of Disclosure for Mineral Projects”) for diamond drilling projects at the Timmins deposit surface; Thunder Creek and Gold River Trend properties; Bell Creek Mine; and Casa Berardi optioned property are Jacques Samson, P.Geo., Stephen Conquer, P.Geo, and Mike Roberts respectively. Dean Crick, P.Geo. is the QP for the Timmins deposit and Thunder Creek underground drilling projects, and Bob Kusins, P.Geo., is the QP for resource estimation at all of the Company’s properties. As QPs, Messrs. Samson, Conquer, Roberts, Crick and Kusins have prepared or supervised the preparation of the scientific or technical information for their respective properties as reviewed in this MD&A. Messrs., Samson, Conquer, Kusins, Crick and Roberts are employees of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2010, its Annual Information Form for the year ended December 31, 2010, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.